Exhibit 3.2

Section 2 of Article VII of the Bylaws of New Oriental Energy & Chemical Corp. (formerly Sports Source, Inc.), as amended:

Section 2. Fiscal Year. The fiscal year of the Corporation shall end on the last day of March in each year and shall begin on the next succeeding day, or shall be for such other period as the Board of Directors may from time to time designate with the consent of the Department of Taxation and Finance, where applicable.